

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

Brian Carrico
Chief Executive Officer
Neuraxis, Inc.
11550 N. Meridian Street, Suite 325
Carmel, IN 46032

> **Re: Neuraxis, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed July 21, 2023**
> **File No. 333-269179**

Dear Brian Carrico:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 7 to Form S-1 filed July 21, 2023

Cover Page

1. We note your statement on the cover page that the underwriter "is obligated to take and purchase all of the shares of common stock offered under this prospectus if any such shares are taken". We also note your statement on page 100 that the Selling Stockholder Shares "will not be sold through the underwriters" in the public offering. Please revise the cover page and your plan of distribution disclosure to reconcile these statements. We also note your statement on page 100 that the Selling Stockholder Shares may be resold "from time to time after the date of this prospectus". Please revise your disclosure to clearly state, if true, that selling shareholders may not commence their resale of shares until after the IPO closes. If this is not the case, please clarify and revise your disclosure accordingly. The timing of each offering should be clear and any related risks described.

Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-3761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joe Lucosky, Esq.